July 2, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Emgold Mining Corporation

Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2012

File No. 000-51411

Dear Ms. Jenkins:

On behalf of Emgold Mining Corporation (“Emgold”), I am writing to advise you that Emgold has filed Amendment No. 2 to its Form 20-F annual report for the year ended December 31, 2012 and has made revisions in this amendment in response to the staff’s comments in your letter dated June 14, 2013 as described below.

Each of the staff’s comments is copied below, followed by our response to the comment (in italics).

Form 20-F for the Year Ended December 31, 2012

Exhibit 99.1

Independent Auditors’ Report

1.	Please amend your filing to include an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

As requested, we have included a new auditor’s report that includes the language you have requested.

2.	We note your auditor makes a reference to an “unmodified opinion” issued by another auditor on your financial statements for the year ended December 31, 2011. Please ask your auditor to revise its opinion and make a reference to an “unqualified opinion” issued by another auditor on your financial statements for the year ended December 31, 2011.

The auditors have changed their report to include the reference to an unqualified opinion.

Emgold hereby acknowledges that:

(1) Emgold is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	Emgold may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ David Watkinson

David Watkinson

President & Chief Executive Officer